SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14d-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

CHARMING SHOPPES, INC.

(Name of Subject Company)

CHARMING SHOPPES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

161133103

(CUSIP Number of Class of Securities)

Colin D. Stern

Executive Vice President, General Counsel and Secretary

3750 State Road

Bensalem, Pennsylvania 19020

(215) 245-9100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

Copy to:

Douglas Raymond

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

(215) 988-2548

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (this “Amendment”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14d-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Charming Shoppes, Inc., a Pennsylvania corporation (“Charming”), on May 15, 2012, as amended and supplemented by Amendment No. 1 filed with the SEC on May 23, 2012 and Amendment No. 2 filed on May 24, 2012 (as amended or supplemented from time to time, the “Statement”). The Statement relates to the offer by Colombia Acquisition Corp. (“Merger Sub”), a Pennsylvania corporation and wholly owned subsidiary of Ascena Retail Group, Inc., a Delaware corporation (“Ascena”), pursuant to which Merger Sub has offered to purchase all of the outstanding Shares at a price of $7.35 per Share, net to the selling shareholder in cash, without interest and subject to any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 15, 2012 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO originally filed by Ascena and Merger Sub with the SEC on May 15, 2012, as amended and supplemented through the date hereof.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8 of the Statement is hereby further amended and supplemented by adding the following as a new penultimate paragraph under the heading “Litigation Related to the Merger”:

“On May 23, 2012, by agreement of the parties, a Stipulation and Order Regarding Consolidation of Related Actions and Appointment of Lead Counsel was filed with the Court of Common Pleas, Bucks County, Pennsylvania with regard to the actions described in the Kraus Complaint, the Ricciardi Complaint, the Lamanna Complaint, the Steinfeld Complaint and the Vineyard Complaint. The court approved the order on May 24, 2012, which consolidated these proceedings before the Court of Common Pleas, Bucks County, Pennsylvania, into a single case captioned In Re Charming Shoppes, Inc. Derivative and Class Action Litigation, No. 2012-04154 (the “Consolidated Action”). Also on May 24, 2012, the plaintiffs in the Consolidated Action filed a Verified Amended Class Action and Derivative Complaint (the “Amended Complaint”) that purports to assert both direct and derivative claims and names as defendants the members of the Board, Charming, Ascena and Merger Sub. The Amended Complaint alleges, among other things, that Charming’s directors engaged in waste of corporate assets and breached their fiduciary duties to Charming’s shareholders in connection with the Offer and the Merger, and further claims that Ascena and Merger Sub aided and abetted those alleged breaches of fiduciary duties. Specifically, the Amended Complaint asserts that Charming’s directors wrongfully allowed or caused Charming to be acquired by Ascena for unfair and inadequate consideration. The Amended Complaint further alleges that Charming’s directors failed to take steps to maximize the value of Charming to its public shareholders, failed to properly value Charming and its assets and operations, and ignored or failed to protect against conflicts of interest with respect to the Offer and Merger. The Amended Complaint also alleges that the Offer and Merger involve unfair and preclusive deal protection devices, and that Charming’s directors agreed to the transactions to benefit themselves personally. In addition, the Amended Complaint alleges that the Schedule 14d-9 was materially false and misleading. The Amended Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order that prohibits defendants from consummating the Offer and Merger, and an award of attorneys’ fees and other fees and costs, in addition to other relief. Charming believes the Amended Complaint lacks merit and is contesting it vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARMING SHOPPES, INC.

By:	/s/ Anthony M. Romano
Name:	Anthony M. Romano
Title:	Chief Executive Officer and President

Dated May 29, 2012